Teleflex Incorporated (TFX)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Teleflex Shareholder since 2020

Please Vote For

Proposal 4: Phased-In Declassification of the Board of Directors

(One-Year Terms for Each Director)

Proposals 4 is the most important proposal on the ballot because it is the only management proposal that has a risk of being defeated since each part of Proposal 4 needs an 80% vote from all shares outstanding and typically a management proposal can obtain only a 78% vote. For instance only 78% of shares outstanding approved the management say on pay proposal in 2021.

Perhaps the Teleflex Board could not care less that only 78% of shares vote approval. The management text next to this proposal indicates no special effort to get out the vote. This can be tantamount to Teleflex management opposing its own proposal. And blockage of proposal 4 prevents other important governance improvements that would benefit shareholders.

It is especially important to have one-year terms for each director because Mr. Stuart Randle was rejected by 20% of the vote in 2021. This was 20-times the negative vote of another Teleflex director on the same ballot. Under the current 3-year director term rule, Mr. Randle does not need to improve his performance until 2024.

Thus Mr. Randle ironically seems to have skin in the game to oppose one-year terms for directors. This takes on added significance since Mr. Randle is the Chair of the Governance Committee which can decide whether Teleflex will take the extra effort to obtain the 80% vote from all shares outstanding.

Meanwhile shareholders cannot cast an against vote in regard to Mr. Randle to encourage him to make the extra effort to obtain the 80% approval from all shares outstanding. Instead shareholders can consider casting an against vote in regard to the only 2 directors on the ballot standing for reelection, Mr. John Heinmiller and Mr. Andrew Krakauer, to send a message that they want the Teleflex Board to make the extra effort to obtain the 80% vote needed for Proposal 4.

Huntsman Corporation (HUN) is a textbook example of what a Governance Committee can do if it is committed to the topic of its own proposal.

At the Huntsman March 25, 2022 annual meeting there was an election to vote out certain directors. In response the Huntsman governance committee made an extra effort to improve shareholder voter participation. As a result shareholder voter participation went from 77% to 88%.

Please Vote For

Proposal 4: Phased-In Declassification of the Board of Directors

(One-Year Terms for Each Director)

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.